GLOBAL SOURCES

                                                                    Exhibit 99.1

FOR IMMEDIATE RELEASE
                                         Global Sources Investor Contacts:
                                         Kirsten Chapman & Moriah Shilton
                                         Lippert/Heilshorn & Associates, Inc.
                                         Tel: (1 415) 433-3777
                                         Fax: (1 415) 433-5577
                                         e-mail:  kirsten@lhai-sf.com
Global Sources Contact in Asia:          Global Sources Contact in U.S.:
Camellia So                              James W.W. Strachan
Tel: (852) 2555-5023                     Tel: (1 602) 978-7504
Fax: (852) 2518-8764                     Fax: (1 602) 978-7512
e-mail: cso@globalsources.com            e-mail: strachan@globalsources.com

                  Global Sources Purchases New Shenzhen Offices

                       for its Southern China Headquarters

HONG KONG, August 31, 2004 - Global Sources Ltd. (NASDAQ: GSOL) has purchased new office space in Shenzhen, Guangdong Province, as part of its continuing expansion in mainland China.


The company purchased 9,000 square meters on four floors in the Shenzhen International Chamber of Commerce Tower for US$19 million, and has secured a loan for US$11.4 million from the Bank of East Asia to finance the transaction.


The 55-storey building is on Yitian Road in Shenzhen's Futian District, and is conveniently located close to the new Shenzhen Convention & Exhibition Center and Shenzhen Metro Line.


Merle A. Hinrichs, chairman and chief executive officer of Global Sources, said:
"The purchase of new office space is part of our on-going investment in China. This will further help our 1,000 team members throughout mainland China to support our clients' exports through integrated marketing in our trade magazines, Global Sources Online and at our China Sourcing Fairs.


"Furthermore, our growing resources in China help us to continue to identify and offer the best selection of export-ready China manufacturers to our 413,000-strong, independently certified buyer community."



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About Global Sources

Global Sources is a leading business-to-business (B2B) media company that facilitates global trade, with a particular focus on the China market, by providing information to international buyers and integrated marketing services to suppliers.


We deliver content to our communities through our leading network of nine vertical marketplaces and 13 geographic portals, and through magazines, CD-ROMs and private catalogs, as well as China Sourcing Fairs and technical events. Our flagship marketplace, Global Sources Online (www.globalsources.com), hosts more marketing and sourcing activity than any other global merchandise trade marketplace.


We serve a growing, independently certified community of more than 413,000 active buyers in over 230 countries and territories. These buyers generate more than 4 million inquiries annually for over 130,000 suppliers through Global Sources Online alone. We offer extensive creative services and export consultation through 150 client service officers in Greater China and other leading supply markets, and through our 700 sales representatives who make approximately 40,000 supplier visits monthly. In mainland China, we have 22 years on-the-ground presence, supported by over 1,000 team members in 44 locations throughout the country.


Global Sources' solutions are based on 33 years as a trade magazine publisher serving the global trade community, 13 years as a trade management software developer, 12 years as manager of trade shows in Asia, and eight years as an online marketplace operator.